UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Update concerning Effect of Coronavirus (COVID-19) on the Company’s Operations and Projects

Following internal review of its operations and projects, Ellomay Capital Ltd., or the Company, hereby provides an update on the currently expected effects of the Coronavirus (COVID-19) on the Company’s operations and projects.

The Company entered inti the COVID-19 virus crisis with high liquidity and negative net debt at the corporate level. The Company currently holds )on a consolidated basis):

(i)	cash and cash equivalents in the amount of approximately NIS 173 million and €19 million,
(ii)	marketable securities in the amount of approximately US$2.5 million, and
(iii)	restricted cash in the amount of approximately NIS 14 million and €2 million.

The principal amount of the Company’s outstanding liabilities to its debenture holders are in an aggregate amount of approximately NIS 193.8 million and the repayments are spread over a period of several years at relatively low interest and the Company (at the corporate level) doesn’t have any liabilities to banks.

At this point, based on the information available to the Company, the Company does not expect a change in the expected cash flow or in the operations of its revenue-producing assets.

At this time there is no material effect on the schedule of the project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, or the Talasol Project, in which the Company owns 51%. The schedule for the construction of the Talsol Project includes a time buffer of approximately 30 days for the operation of the project. The Spanish government issued instructions due to the state of emergency declared in the country, which do not currently impose restriction on the continuation of work on the Talasol Project. The main equipment required for the construction of the Talasol Project has been available on site for a while and the EPC contractor, in consultation with the Company, initiated precautionary measures in order to enable the works to continue in an optimal manner, while emphasizing the protection of the employees and their health. In addition to the instructions already issued by the Spanish government, the Spanish government announced that in the near future it expects to publish an assistance plan that will include measures to support the Spanish economy and businesses.

The Company is continuing to promote the development of other new projects. Due to the travel restrictions, the works is mainly performed through conference calls and other telecommunication measures. The Company has local managers in each of its countries of operations (Spain, Italy and the Netherlands) that continue advancing the ongoing operations under the guidance of the business development team located in Israel. At this point, the work is continuing as planned.

Any additional investments to be made by the Company will only be made after an in-depth review of the possibility of implementing and operating the asset, while maintaining a tight risk management policy. The Company cannot currently asses when and how the COVID-19 virus crisis will end, however, at this point the Company estimates that the Company is prepared to handle the crisis, and with its relatively high liquidity and low debt, may be able to exploit future business opportunities should they arise in the future.

Nevertheless, given the magnitude of COVID-19 and its global economic impact, we cannot adequately predict the effects the effects of COVID-19 on our business which will depend on, among other factors, the ultimate geographic spread of the virus, the duration of the outbreak and travel restrictions and business closings imposed by governments.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements. These risks include including continued uncertainty about the spread of the COVID-19 virus, future measures taken by governments, including the Israeli, Spanish, Dutch and Italian government and their effect on the Company’s operations and projects under development such as closures and quarantines that will cause a complete cessation or delays in the construction of projects or operations and other events that may affect global economy, financial stability of countries in which the Company operates, changes in the price of petroleum and the Company’s operations. Additional risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: March 19, 2020